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abrenneman@cgsh.com

STEVEN M. LOEB
CRAIG B. BROD

NICOLAS GRABAR
DAVID E. BRODSKY
RICHARD J. COOPER

JEFFREY S. LEWIS

PAUL J. SHIM

STEVEN L. WILNER
ANDRES DE LA CRUZ
DAVID C. LOPEZ
MICHAEL A. GERSTENZANG
LEV L. DASSIN

JORGE U. JUANTORENA
MICHAEL D. WEINBERGER
DAVID LEINWAND

DIANA L. WOLLMAN

JEFFREY A. ROSENTHAL
MICHAEL D. DAYAN

CARMINE D. BOCCUZZI, JR.
JEFFREY D. KARPF

KIMBERLY BROWN BLACKLOW
FRANCISCO L. CESTERO
FRANCESCA L. ODELL
WILLIAM L. MCRAE

JASON FACTOR

JOON H. KIM

MARGARET S. PEPONIS

LISA M. SCHWEITZER

JUAN G. GIRALDEZ

DUANE MCLAUGHLIN

BREON S. PEACE

CHANTAL E. KORDULA

BENET J. O’REILLY
ADAM E. FLEISHER

SEAN A. O’NEAL
GLENN P. MCGRORY
MATTHEW P. SALERNO
MICHAEL J. ALBANO
VICTOR L. HOU

ROGER A. COOPER

AMY R. SHAPIRO

JENNIFER KENNEDY PARK
ELIZABETH LENAS

LUKE A. BAREFOOT
JONATHAN S. KOLODNER
DANIEL ILAN

MEYER H. FEDIDA
ADRIAN R. LEIPSIC
ELIZABETH VICENS
ADAM J. BRENNEMAN

ARI D. MACKINNON
JAMES E. LANGSTON
JARED GERBER

COLIN D. LLOYD

COREY M. GOODMAN
RISHI ZUTSHI

JANE VANLARE

DAVID H. HERRINGTON
KIMBERLY R. SPOERRI
AARON J. MEYERS
DANIEL C. REYNOLDS
AUDRY X. CASUSOL
ABENA A. MAINOO

HUGH C. CONROY, JR.

JOSEPH LANZKRON

MAURICE R. GINDI
KATHERINE R. REAVES

RAHUL MUKHI

ELANA S. BRONSON

MANUEL SILVA

KYLE A. HARRIS

LINA BENSMAN

ARON M. ZUCKERMAN
KENNETH S. BLAZEJEWSKI
MARK E. MCDONALD

F. JAMAL FULTON

    RESIDENT PARTNERS

SANDRA M. ROCKS

JUDITH KASSEL

PENELOPE L. CHRISTOPHOROU
BOAZ S. MORAG

MARY E. ALCOCK

HEIDE H. ILGENFRITZ
ANDREW WEAVER

HELENA K. GRANNIS

JOHN V. HARRISON

LAURA BAGARELLA

JONATHAN D.W. GIFFORD
SUSANNA E. PARKER

DAVID W.S. YUDIN

    RESIDENT COUNSEL

LOUISE M. PARENT

    OF COUNSEL

September 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549

Re: Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen,

Our client, TLGY Acquisition Corporation, a Cayman Islands exempted company (the “Registrant”), has submitted a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement relates to a proposed initial public offering and listing of the Registrant’s units, each consisting of one Class A ordinary share and one-half of one redeemable warrant. The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the Commission in accordance therewith. The Registrant also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Please contact me if you have any questions about this confidential submission.

(Signature page follows)

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Sincerely yours,

/s/ Adam J. Brenneman
Adam J. Brenneman

cc:	Jin-Goon Kim

Chairman and Chief Executive Officer, TLGY Acquisition Corporation

Adam Fleisher, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP